Exhibit 21.1

SUBSIDIARIES OF JERASH HOLDINGS (US), INC.

Name	Place of Organization
Treasure Success International Limited	Hong Kong
Jerash Garments and Fashions Manufacturing Company Ltd	Jordan
Chinese Garments and Fashions Manufacturing Company Limited	Jordan
Jerash for Industrial Embroidery Company Limited	Jordan